UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 2.4 billion in 3Q09 and return on equity of 25.1%; tier 1 ratio of 16.4%; net income of CHF 5.9 billion in 9M09 and return on equity of 21.8%

•

3Q09 and 9M09 performance confirms strength of Credit Suisse’s client-focused, capital-efficient strategy; reduced-risk business model provides foundation for sustainable, high-quality, lower volatility earnings

•	Total net new assets of CHF 16.7 billion in 3Q09 as Credit Suisse’s capital strength and integrated model continue to attract clients globally

•	Solid Private Banking performance with pre-tax income of CHF 0.9 billion in 3Q09:
o	Net new assets of CHF 13.1 billion in Private Banking, with inflows in international and Swiss businesses
o	Assets under management of CHF 902 billion, up 4.6% vs. 2Q09

•	Strong results from differentiated Investment Banking strategy and realigned platform in 3Q09:
o	Continued strong profitability: pre-tax income of CHF 1.7 billion and high pre-tax return on capital of 35.1%
o

Continued disciplined approach to risk management: risk-weighted assets declined vs. 2Q09 to USD 137 billion with shift in composition to support growth in client-focused businesses; average one-day, 99% Value-at-Risk in CHF decreased 25% vs. 2Q09

•	Asset Management recorded pre-tax income of CHF 0.3 billion in 3Q09 benefiting from valuation gains; continued progress in refocusing business
o

Net new assets of CHF 3.9 billion, including good net inflows of CHF 3.9 billion in multi-asset class solutions, CHF 2.0 billion in Swiss advisory and CHF 1.4 billion in alternative investment strategies, partially offset by net outflows in money market assets

•	Results in 9M09 underscore value of Credit Suisse’s strategy and business model and sustainability of performance:
o	Net income of CHF 5.9 billion
o	Return on equity of 21.8%
o	Total net new assets of CHF 31.7 billion
o	Tier 1 ratio improved by 310 basis points to 16.4% as of end-3Q09 from 13.3% at beginning of year
o	Collaboration revenues from integrated bank were CHF 3.6 billion

Media Release
October 22, 2009 Page 2/7

Zurich, October 22, 2009 Credit Suisse Group reported net income attributable to shareholders of CHF 2,354 million in 3Q09 compared to CHF 1,571 million in 2Q09. Core net revenues were CHF 8,917 million in 3Q09 compared to CHF 8,610 million in 2Q09. The return on equity attributable to shareholders was 25.1% in 3Q09 and diluted earnings per share were CHF 1.81. The tier 1 ratio was 16.4% as of the end of 3Q09.

Brady W. Dougan, Chief Executive Officer, said: “Credit Suisse has responded to the changes in the industry over the past two years with the accelerated implementation of our client-focused, capital-efficient strategy and reduced-risk business model. Our third-quarter performance, including our strong return on equity of 25.1%, shows that our approach continues to work well and is providing the foundation for sustainable, high-quality, lower volatility earnings. Our strategy and business model and industry-leading capital strength, demonstrated by our tier 1 ratio of 16.4%, position Credit Suisse to prosper in the new competitive landscape.”

On Private Banking’s performance, he noted: “We had a solid quarter in Private Banking, with strong asset inflows across all regions. Our business model in wealth management enables us to deliver our expertise as an integrated bank through a scalable, global platform and will help us to benefit from a market recovery. Wealth management is a very attractive growth market and, while client activity has picked up in selected areas, risk appetite has improved only moderately; however, we remain confident that overall levels of demand for comprehensive investment solutions will recover in the medium term. We will therefore continue to invest in our international expansion as well as in our Swiss home market, where our integrated model is producing strong results.”

With regard to Investment Banking’s results, he said: “Our differentiated strategy has been affirmed by strong profitability throughout the first nine months of the year. In the third quarter we achieved very good performances in our client and flow-based businesses, as well as in our repositioned businesses. We also remained disciplined regarding risk and capital allocation. Our decision a year ago to accelerate the implementation of a client-focused, capital-efficient strategy in Investment Banking in the changed environment is yielding strong benefits.”

On the performance of Asset Management, he said: “Our Asset Management business saw good net inflows, particularly in our focus areas such as multi-asset class solutions, Swiss advisory and alternative investment strategies. Over the last 12 months we have aligned our Asset Management business with the integrated bank. Our progress shows that our focus on asset allocation, the Swiss businesses and alternative investment strategies is benefiting our integrated model.”

He added: “One of our priorities is to play a responsible role in economic recovery, both in Switzerland where we remain an important and committed lender to corporate and institutional clients, and as a positive force in global capital markets. As part of this responsible approach we have announced a new compensation structure, consistent with the best practice guidelines from the G-20. We are also actively engaged in discussions with regulators to foster a globally coordinated approach to regulation in an effort to build a more robust financial sector that can promote global economic prosperity.”

He concluded: “We are confident about our business model and our competitive position. If markets remain constructive, we expect to be able to maintain our momentum. Even if markets become more difficult, we believe that Credit Suisse is still positioned to perform well.”

Media Release
October 22, 2009 Page 3/7

Financial Highlights
in CHF million	3Q09	2Q09	3Q08	Change in %	Change in %
				vs. 2Q09	vs. 3Q08
Net income/(loss) attributable to shareholders	2,354	1,571	(1,261)	50	-
Diluted earnings/(loss) per share (CHF)	1.81	1.18	(1.22)	53	-
Return on equity attributable to shareholders (annualized)	25.1%	17.5%	(13.1)%	-	-
Tier 1 ratio (end of period)	16.4%	15.5%	10.4%	-	-
Core results 1)
Net revenues	8,917	8,610	3,023	4	195
Provision for credit losses	53	310	131	(83)	(60)
Total operating expenses	6,244	6,736	5,393	(7)	16
Income/(loss) from continuing operations before taxes	2,620	1,564	(2,501)	68	-
1) Core Results include the results of the three segments, the Corporate Center and discontinued operations, but do not include non-controlling interests without significant economic interest.

Segment Results

Private Banking

Private Banking, which comprises the Wealth Management Clients and Corporate & Institutional Clients businesses1, reported income before taxes of CHF 867 million in 3Q09. While this was a solid result, it was 7% below the 2Q09 level. This reflected a 4% decline in net revenues to CHF 2,833 million, mainly due to lower net interest income, while costs remained stable.

The Wealth Management Clients business reported income before taxes of CHF 723 million in 3Q09, down 5% from 2Q09. Net revenues were 3% lower than in 2Q09. Recurring revenues were stable, as lower net interest income was offset by higher asset-based commissions and fees. Transaction-based revenues declined 7%; this was mainly due to significantly lower integrated solutions revenues compared to the very strong performance in 2Q09. Excluding the impact of integrated solutions revenues, transaction-based revenues would have grown 6% compared to 2Q09. The gross margin was 125 basis points, down 10 basis points from 2Q09, mainly reflecting the decrease in net interest income and in integrated solutions revenues while average assets under management increased.

The Corporate & Institutional Clients business reported income before taxes of CHF 144 million in 3Q09, down 18% from 2Q09. Net revenues declined 10% compared to 2Q09, mainly due to fair value losses related to Clock Finance, a synthetic collateralized loan portfolio. Net provision for credit losses was a moderate CHF 40 million in 3Q09, despite some further deterioration in the credit environment, compared to CHF 59 million in 2Q09.

_________________________

1 Following a realignment of Credit Suisse’s client coverage in Switzerland in 3Q09, Swiss private client coverage is part of Wealth Management Clients, which covers all individual clients, including affluent, high-net-worth and ultra-high-net-worth clients. Corporate & Institutional Clients provides banking services to corporates and institutions in Switzerland. Reclassifications have been made to prior periods to conform to the current presentation.

Media Release
October 22, 2009 Page 4/7

Investment Banking

Investment Banking reported income before taxes of CHF 1,746 million in 3Q09, up 5% compared to 2Q09, as the business continued to execute its client-focused, capital-efficient strategy and maintain market share momentum across products and regions. Net revenues were CHF 5,046 million, the bulk of which was generated in key client and repositioned businesses, driven by good results in global rates and foreign exchange, cash equities, US leveraged finance, US residential mortgage-backed securities (RMBS) secondary trading, prime services, and flow and corporate derivatives. Compared to 2Q09, net revenues declined 16%, reflecting reduced market activity, including the normal seasonal slowdown in many of the flow businesses. Investment Banking’s results reflected net fair value losses on Credit Suisse debt of CHF 251 million in 3Q09, compared to CHF 269 million in 2Q09. The pre-tax income margin was 34.6% compared to 27.5% in 2Q09. The pre-tax return on capital was 35.1% in 3Q09, compared to 31.5% in 2Q09.

Investment Banking is investing in its businesses and technology infrastructure while maintaining its focus on expense discipline and efficiency improvement. Non-compensation expenses increased 12% from 2Q09, excluding litigation charges of CHF 383 million in 2Q09 and litigation charges of CHF 47 million in 3Q09, mainly due to IT investment costs. Compensation expenses were CHF 2,129 million in 3Q09, down 22% from 2Q09, primarily due to lower performance-related compensation.

Investment Banking continued to reallocate capital from its exit businesses to its ongoing businesses. Risk-weighted assets of USD 137 billion as of the end of 3Q09 declined from the 2Q09 level and there was a shift in composition to support growth in the client-focused businesses. Risk-weighted assets in ongoing businesses increased to USD 119 billion from USD 113 billion as of the end of 2Q09. Risk-weighted assets in exit businesses declined to USD 18 billion from USD 26 billion as of the end of 2Q09. Average one-day, 99% Value at Risk in CHF decreased 25% compared to 2Q09.

Asset Management

Asset Management reported income before taxes of CHF 311 million in 3Q09 compared to CHF 55 million in 2Q09. The improved results benefited from a gain of CHF 207 million related to the completion of the sale of part of Credit Suisse’s traditional investment strategies business to Aberdeen Asset Management, as well as investment-related gains of CHF 97 million, compared to investment-related losses of CHF 28 million in 2Q09, primarily reflecting unrealized gains in credit strategies and private equity. Asset Management’s results also reflected an increasing asset base, improved performance and its focus on its core alternative investment and asset allocation businesses. Asset management fees increased, particularly in multi-asset class solutions and other traditional investment strategies. Net revenues were CHF 765 million, up 76% compared to 2Q09. As of the end of 3Q09, the fair value of the balance sheet exposure to securities previously purchased from Credit Suisse’s money market funds was CHF 252 million, down CHF 279 million, or 53%, from 2Q09, and gains were CHF 42 million. Excluding the purchased securities and investment-related gains/(losses), net revenues rose 49% compared to 2Q09. Total operating expenses increased 20% compared to 2Q09, as a 3% decrease in general and administrative expenses was offset by a 28% increase in compensation and benefits, partly due to higher deferred compensation.

Media Release
October 22, 2009 Page 5/7

Segment Results
in CHF million		3Q09	2Q09	3Q08	Change in %	Change in %
					vs. 2Q09	vs. 3Q08
Private	Net revenues	2,833	2,951	3,148	(4)	(10)
Banking	Provision for credit losses	35	72	13	(51)	169
	Total operating expenses	1,931	1,944	2,346	(1)	(18)
	Income before taxes	867	935	789	(7)	10
Investment	Net revenues	5,046	6,011	(555)	(16)	-
Banking	Provision for credit losses	18	238	119	(92)	(85)
	Total operating expenses	3,282	4,118	2,539	(20)	29
	Income/(loss) before taxes	1,746	1,655	(3,213)	5	-
Asset	Net revenues	765	434	374	76	105
Management	Provision for credit losses	0	0	0	-	-
	Total operating expenses	454	379	483	20	(6)
	Income/(loss) before taxes	311	55	(109)	465	-

Net New Assets

Private Banking recorded net new assets of CHF 13.1 billion in 3Q09, benefiting from inflows across all regions from a broad client base, of which CHF 7.5 billion were generated in the international businesses and CHF 5.6 billion in the Swiss businesses. The annualized quarterly growth rate in net new assets in Wealth Management Clients was 5.9% in 3Q09.

Asset Management reported net new assets of CHF 3.9 billion, which included inflows of CHF 3.9 billion in multi-asset class solutions, CHF 2.0 billion in Swiss advisory and CHF 1.4 billion in alternative investment strategies, partially offset by outflows of CHF 3.4 billion in money market assets.

The Group’s total assets under management from continuing operations were CHF 1,225.3 billion as of the end of 3Q09, up 4.3% from the end of 2Q09, primarily reflecting favorable market performance and positive net new assets in Private Banking and Asset Management, partially offset by adverse foreign exchange-related movements.

Benefits of the integrated bank

Credit Suisse generated CHF 1.1 billion in collaboration revenues from the integrated bank in 3Q09 compared to CHF 1.5 billion in 2Q09, bringing the total in 9M09 to CHF 3.6 billion.

Capital position

Credit Suisse’s capital position remains very strong. The tier 1 ratio was 16.4% as of the end of 3Q09, compared to 15.5% as of the end of 2Q09.

First nine months of 2009

Credit Suisse Group reported net income attributable to shareholders of CHF 5,931 million in 9M09, compared to a loss of CHF 2,194 million in the prior-year period. Core net revenues were CHF 27,084 million compared to CHF 13,692 million in the prior-year period. The return on equity attributable to shareholders was 21.8% and diluted earnings per share were CHF 4.59. Total net new assets were CHF 31.7 billion.

Media Release
October 22, 2009 Page 6/7

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 47,400 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies;
•	the ability to achieve our cost efficiency goals and other cost targets; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk Factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Release 3Q09.

Media Release
October 22, 2009 Page 7/7

Presentation of Credit Suisse Group’s 3Q09 results via audio webcast and telephone conference

Date	Thursday, October 22, 2009

Time	10:00 Zurich / 09:00 London / 04:00 New York

Speakers	Brady W. Dougan, Chief Executive Officer Renato Fassbind, Chief Financial Officer The presentations will be held in English

Audio webcast	www.credit-suisse.com/results

Telephone	Switzerland:	+41 44 580 40 01
	Europe:	+44 1452 565 510
	US:	+1 866 389 9771
Reference: Credit Suisse Group quarterly results

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentations.

Playbacks	Playback available approximately 2 hours after the event at www.credit-suisse.com/results or on the telephone numbers below:

Telephone replay available approximately 2 hours after the event:
	Switzerland:	+41 44 580 34 56
	Europe:	+44 1452 55 00 00
	US:	+1 866 247 4222
Conference ID: 34233700#

Third Quarter Results 2009

Zurich

October 22, 2009

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's third quarter report 2009 and in the appendix to this presentation.

Third Quarter Results 2009

Slide 1

          Third quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Third Quarter Results 2009

Slide 2

Differentiated strategic direction: client focused and capital efficient

Strategy implementation

Counter-cyclical investments in PB

Repositioned IB to client businesses

AM focused on core competencies

Delivering
strong results

Net income
of CHF 2.4 bn in 3Q09
and CHF 5.9 bn in 9M09

Return on equity of
25.1% in 3Q09
and 21.8% in 9M09

Strong net asset inflows of
CHF 17 bn in 3Q09
and CHF 32 bn in 9M09

PB with attractive industry
opportunity and significant
operating leverage

IB with more sustainable
revenue pools, many with
potential for growth

Active risk management

Aggressive risk reduction and
remaining risks well diversified

Competitive strengths

Consistency in integrated bank
strategy, leadership and client
coverage resulting in market share
gains

Well positioned to
face changes in industry
regulation

Capital strength provides
flexibility to grow the
franchise and deliver
attractive returns to
shareholders

PB = Private Banking  IB = Investment Banking  AM = Asset Management

Looking ahead

Third Quarter Results 2009

Slide 3

          Third quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Third Quarter Results 2009

Slide 4

Results overview

1) Excluding impact from movements of spreads on own debt of CHF (93) m, CHF (1,054) m, CHF 670 m and CHF (477) m in 3Q09, 2Q09, 1Q09 and 9M09, respectively

EPS = earnings per share

1)

Third Quarter Results 2009

Slide 5

Core results in CHF m, except where indicated

3Q09

2Q09

1Q09

9M09

Net revenues

8,917

8,610

9,557

27,084

Provision for credit losses

53

310

183

546

Total operating expenses

6,244

6,736

6,320

19,300

Pre-tax income

2,620

1,564

3,054

7,238

Net income attributable to shareholders

2,354

1,571

2,006

5,931

Diluted EPS attributable to shareholders in CHF

1.81

1.18

1.59

4.59

Cost/income ratio

69.3%

69.7%

71.1%

70.0%

Return on equity

25.1%

17.5%

22.6%

21.8%

992

2,049

(490)

935

1,924

55

867

1,997

311

Results by division

Asset Management

Pre-tax income in CHF m

Investment Banking

Private Banking

1) Including proceeds from captive insurance settlements of CHF 100 m in 1Q09

2) Excluding impact from movements in spreads on own debt of CHF 365 m, CHF (269) m and CHF (251) m in 1Q09, 2Q09 and 3Q09, respectively

3) Including gain on shares received from the completion of the sale of part of the traditional investment strategies business of CHF 21 m and CHF 207 m in 2Q09 and 3Q09, respectively

2Q09

3Q09

1Q09

2)

1)

3)

Third Quarter Results 2009

Slide 6

2,392

724

759

723

2,206

Wealth Management Clients with strong inflows and higher
assets under management

Pre-tax income

CHF m

Increased transaction-related revenues and
higher asset-based commissions offset by
lower interest income

Continued strong asset inflows of
CHF 11.2 bn with balanced contributions
from all regions

Assets under management in 3Q09 up CHF
32 bn, or 4.2%, to CHF 793 bn

Continued hiring of senior relationship
managers and  talent upgrades

9M08

9M09

1Q09

2Q09

3Q09

(5)%

(8)%

1) Including proceeds from captive insurance settlements of CHF 100 m

1)

1)

Third Quarter Results 2009

Slide 7

Pre-tax income margin in %

29.2

30.2

30.6

30.3

29.8

Based on former Wealth Management business reporting for periods prior to 2007

NNA in CHF bn by region in 3Q09 were 3.7 from Switzerland, 2.4 from EMEA, 2.8 from Americas and 2.3 from Asia Pacific

NNA growth rates are annualized

Wealth Management Clients with continued strong net new
assets inflows evidencing market share gains

Net new assets (NNA)

CHF bn

9M09

Asia Pacific

Americas

Europe, Middle East
and Africa (EMEA)

Switzerland

1Q09

2005

2007

2008

2Q09

9.6

42.8

9.1

31.4

2006

52.7

43.9

2004

50.5

3Q09

11.2

29.9

7.7

4.9

9.7

7.6

5.9% NNA growth rate 3Q09

3.8% NNA growth rate rolling
four-quarters

Third Quarter Results 2009

Slide 8

97

30

31

38

92

97

33

34

Gross margin in Wealth Management Clients impacted by lower
interest income and continued conservative client behavior

Gross margin on assets under management

Basis points

9M08

9M09

1Q09

2Q09

3Q09

130

131

134

135

125

9M09 gross margin increased to 131 bp

Recurring margin

Transaction-based margin

Product issuing fees

vs.
2Q09

Integrated solutions revenues
(which were very strong in 2Q09)

Brokerage fees

vs.
2Q09

Interest income

Asset-based commissions and fees

Third Quarter Results 2009

Slide 9

941

588

268

144

176

Corporate & Institutional Clients with resilient underlying results

Pre-tax income

CHF m

Solid net new assets of CHF 1.9 bn

Reduction in revenues by 10% vs. 2Q09
driven by fair value changes on loan hedges

Moderate credit provisions of CHF 40 m
despite the challenging economic conditions

Underlying pre-tax income resilient
(down 1% to CHF 205 m)

Strong pre-tax income margin both in 3Q09
with 35.6% and in 9M09 with 43.1%

9M08

9M09

1Q09

Provision for credit losses in CHF m

       (23)                 130                 31                     59                    40

2Q09

3Q09

(38)%

(18)%

Pre-tax income margin in %

       59.2              43.1             52.7               39.1             35.6

1) adjusted for fair value changes on loan hedges

Third Quarter Results 2009

Slide 10

1)

Fair value change on loan hedges in CHF m

53

(88)

5

(32)

(61)

Investment Banking with continued strong results

Note: Excluding impact from movements in spreads on own debt of CHF (251) m, CHF (269) m, CHF 365 m and CHF (155) m in 3Q09, 2Q09, 1Q09 and 9M09, respectively

Third Quarter Results 2009

Slide 11

Investment Banking (CHF m)

3Q09

2Q09

1Q09

9M09

Net revenues

5,297

6,280

6,077

17,654

Pre-tax income

1,997

1,924

2,049

5,970

Pre-tax income margin

38%

31%

34%

34%

Pre-tax return on economic capital

40%

37%

37%

38%

Risk weighted assets (USD bn)

137

139

154

137

Average 1-day VaR (USD m)

89

107

Solid revenues in ongoing businesses despite seasonal
slowdown

Investment Banking revenues (in CHF bn)

Key client
businesses

Repositioned
businesses

Exit
businesses

Loss on
own debt

3Q09

3Q09 revenues of CHF 5.0 bn

Key client revenues with higher
underwriting market share and
strong non-agency RMBS
revenues offset by seasonally
lower client activity

Repositioned businesses with
higher leveraged finance results
partly offset by subdued emerging
markets activity

Further progress in exit portfolio
with commercial mortgage
exposure cut to CHF 3.6 bn

9M09 revenues of CHF 17.5 bn

Strong performance in key client
and repositioned businesses

5.0

4.1

1.4

(0.2)

(0.3)

Net revenues 9M09 (in CHF bn)

       17.5                                         15.6                              4.8                           (2.7)                         (0.2)

Ongoing

Third Quarter Results 2009

Slide 12

Equity revenues reflect improved market share

Higher equity under-
writing fees (improved
market share, especially
in EMEA) offset by lower
seasonal equity market
volumes

Revenues reflecting
reduction in risk
positions and refocused
operating models

Risk reduction in illiquid
trading activities largely
completed with
negligible P&L drag

2.0

2.1

1.9

0.2

0.4

0.5

1Q09

2Q09

3Q09

1Q09

2Q09

3Q09

1.8

0.4

Key client businesses

Repositioned businesses

Exit businesses

CHF bn

Total equity revenues

2.2

2.5

2.4

1Q09

2Q09

3Q09

2.2

Market rebound revenues:
estimated rebound revenues resulting from normalized market conditions, including the reduction in market volatility and the stabilization of the convertible bond market compared to 4Q08

Note: All data based on equity trading and
underwriting revenues before impact from
movements in spreads on own debt

=

9M09 revenues of
CHF 7.1 bn reflect
continued market share
gains across our cash
equities and prime services
businesses

1Q09

2Q09

3Q09

0.0

(0.0)

(0.0)

Third Quarter Results 2009

Slide 13

Fixed income revenues reflect diversified business mix and
reduced exit losses

Key client businesses

Repositioned businesses

Exit businesses

1Q09

CHF bn

2Q09

Revenues in 3Q09
marginally lower as
improved performance in
US leveraged finance was
offset by lower revenues
from emerging markets and
corporate lending

Lower losses in 3Q09 due
to continued wind-down of
exit businesses

Reduced commercial
mortgage exposure to CHF
3.6 bn with significant
portfolio sales in Europe
and US

3Q09

2.0

2.9

4.3

1Q09

2Q09

3Q09

1.2

1.3

1.2

1Q09

2Q09

3Q09

(0.2)

(0.6)

(1.6)

3.7

0.7

Total fixed income revenues

1Q09

2Q09

3Q09

3.0

3.6

3.9

2.8

Market rebound revenues:
estimated rebound revenues resulting from normalized market conditions, including the narrowing of credit spreads and the reduction in the differential between cash and synthetic instruments compared to 4Q08

=

Note: All data based on fixed income trading and
debt underwriting revenues before impact from
movements in spreads on own debt

9M09 revenues of
CHF 10.5 bn reflect growth
in client and flow activities,
improved performance from
repositioned areas and
reduced exit loses

Third Quarter Results 2009

Slide 14

Lower revenues in 3Q09 due to
seasonally reduced activity and
volatility in rates, FX and high
grade trading

Improved debt underwriting fees
with higher market share

Increased non-agency US
RMBS business offset by
reduced agency activity

Continued reallocation of capital to ongoing businesses

Investment Banking RWAs (period end in USD bn)

3Q08

4Q08

1Q09

159

2Q09

112

Investment Banking average 1-Day VaR (USD m)

3Q08

4Q08

1Q09

2Q09

End 3Q09

Average Value-at-Risk (VaR) declined 21% vs.
2Q09 and 44% vs. 3Q08

Stable revenues – no backtesting exceptions in
9M09

Expect VaR to modestly increase as capital is
reinvested in client and flow businesses

193

3Q09

139

3Q09

Risk-weighted assets (RWA) in ongoing
businesses grew to USD 119 bn as capital is
reallocated from exit businesses

Priority remains to release remaining capital
from exit portfolio for reinvestment into our
targeted client businesses

Exit
businesses

137

26

113

18

119

89

86

Third Quarter Results 2009

Slide 15

Compensation and non-compensation expenses

Investment Banking compensation expenses (CHF m)

Investment Banking non-compensation expenses (CHF m)

3Q08

1Q09

3Q09

Compensation accrual based on our economic profit
model, which reflects the risk-adjusted profitability
overall and of each business as well as the industry
environment

Model utilizes a diminishing scale for incremental variable
compensation accrual as performance improves

Compensation/revenue ratio of 40% in 3Q09    is a
result, not a driver, of this accrual

2,907

1,470

3Q08

2Q09

3Q09

1,350

350

1,000

272

713

985

1) Before impact from movements in spreads on own debt

2) Excludes litigation charges of CHF 383 m in 2Q09, corporation settlement, litigation reserve releases of CHF 333 m in 4Q08 and CHF 73 m in 3Q08, and litigation charges of CHF 47m in 3Q09

2Q09

4Q08

1,450

4Q08

1Q09

1,162

347

815

Declined vs. 3Q08 due to cost reduction measures
and FX impact; partly offset by higher legal, consulting
and service fees in line with higher deal activity and
business exit costs

Increase vs. 2Q09 primarily due to incremental IT
investment costs and legal, consulting and service
fees in part relating to the exit businesses

989

2,746

696

293

1,106

805

301

2,129

Commission expenses

G&A expenses

2)

Third Quarter Results 2009

Slide 16

1)

Positive medium-term outlook for market share and/or market
environment in many key businesses

Relative revenue contribution from major business lines

Relative revenue
contribution in 9M09

9M09 market environment

Credit
Suisse
market
share

Strong

Revenue growth potential
from increasing market share

Revenue growth potential
from improving environment

Some risk of revenue
reduction from normalizing
environment

Worse than historic levels

Better than historic levels

Upside
potential

Prime
services

Cash
equities

RMBS trading

Emerging
markets

Rates

Equity capital
markets

Equity
derivatives

M&A

FX

Commodities

General direction of
movement of business within
same-colored segments

Note: Excludes 1Q09 rebound revenues.

Leveraged
finance

Investment
grade

Third Quarter Results 2009

Slide 17

Constructive medium-term outlook for overall revenue base

Investment Bank 9M09 revenues (in CHF bn)

Revenue growth potential
from increasing market share

Revenue growth potential
from improving environment

Some risk of revenue
reduction from normalizing
environment

More
sustainable
revenues with
good growth
prospects

Greatest risk
of revenue
reduction

9M09
reported
revenues

1) 9M09 reported revenues from all businesses, excluding rebound revenue of CHF 1.3 bn in 1Q09

9M09
adjusted
revenues

16.2

4.7

9.8

(3.6)

5.3

19.8

9M09 wind-
down losses
and other

Potential
normalization of
environment

Potential from
improved
environment

Potential from
higher market
share

Third Quarter Results 2009

Slide 18

1)

(529)

(490)

311

(124)

55

Asset Management with continued progress

Closed transaction with Aberdeen,
recording gain of CHF 207 m

Asset inflows into targeted growth areas

Assets under management up
CHF 17 bn, or 4.2%, to CHF 428 bn

Business positioned well to benefit from
normalizing market environment

Stable gross margin, with asset
management fees up 5% vs. 2Q09

Pre-tax income

CHF m

9M08

9M09

1Q09

2Q09

3Q09

Total gains/(losses)

     (584)             (256)           (408)                 13                 139

1) Including gain on sale of business of CHF 21 m and CHF 207 m in 2Q09 and 3Q09, respectively

2) On securities purchased from our money market funds and investment-related gains/(losses)

3) Before total gains/(losses) and gains on sale of business in 2Q09 and 3Q09

Gross margin

          39                      40                     40                      39                   40

Third Quarter Results 2009

Slide 19

1)

2)

3)

Securities purchased from our

money market funds

42

Investment-related

97

Total gains/(losses)

(2.7)

Asset Management with good inflows in targeted growth
businesses

Assets under management

CHF bn

Asset
Management
Division

Multi-asset
class solutions
(MACS)

Traditional
strategies and
other

Alternative
investment
strategies (AI)

Net new assets

+1.4

(1.4)

+3.9

Gross margin

Before total gains/(losses) and gain on sale in 9M09

+3.9

CHF bn

428

104

176

148

40

37

28

54

(3.7)

+1.0

(2.0)

3Q09

9M09

CHF (3.4) bn in 3Q and CHF (5.0) bn in 9M
from US money market business

Third Quarter Results 2009

Slide 20

Continued strengthening of industry leading capital position

4Q08

1Q09

3Q09

Basel 2 risk-weighted assets (in CHF bn) and capital ratios (in %)

4Q07

Basel 2 tier 1 ratio of 16.4%,
up 310 basis points year-to-date

Core tier 1 ratio of 11.3%

Continue to accrue towards a normalized
dividend

Risk-weighted assets further decreased
5% in 3Q09

10.0

13.3

14.1

257

261

324

15.5

235

2Q09

(31)%

(5)%

16.4

222

Third Quarter Results 2009

Slide 21

Maintained strong funding structure

1,064

1,064

Assets

3Q09

Capital & liabilities

3Q09

Reverse           263

repo

Trading            353

assets

Loans                234

Other                 165

Repo                  221

Trading liab.149

Short-term       56

Long-term
debt

Deposits        280

Capital             192
& Other

120%

coverage

Asset and liabilities by category (period-end in CHF bn)

Strong balance sheet structure maintained

Stable and low cost deposit base a key funding
advantage

Regulatory leverage ratio increased to 4.1%

Expect total assets to increase by less than
CHF 60 bn from changes to consolidation rules
for VIEs under SFAS 167

Cash                     49

1) Includes due from/to banks

VIE = Variable Interest Entities

Third Quarter Results 2009

Slide 22

1)

1)

          Third quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Third Quarter Results 2009

Slide 23

Evolving industry landscape

Regulatory
focus areas

Leverage

Liquidity

Capital

Compensation
structure

Credit Suisse well positioned

Strategy adjusted early:
client focused and capital efficient business model
with significantly reduced risks

Maintained exceptionally strong capital position

Strong funding and liquidity

Developed state of the art compensation structure
consistent with G-20 principles

Third Quarter Results 2009

Slide 24

Differentiated strategic direction: client focused and capital efficient

Strategy implementation

Counter-cyclical investments in PB

Repositioned IB to client businesses

AM focused on core competencies

Delivering
strong results

Net income
of CHF 2.4 bn in 3Q09
and CHF 5.9 bn in 9M09

Return on equity of
25.1% in 3Q09
and 21.8% in 9M09

Strong net asset inflows of
CHF 17 bn in 3Q09
and CHF 32 bn in 9M09

PB with attractive industry
opportunity and significant
operating leverage

IB with more sustainable
revenue pools, many with
potential for growth

Active risk management

Aggressive risk reduction and
remaining risks well diversified

Competitive strengths

Consistency in integrated bank
strategy, leadership and client
coverage resulting in market share
gains

Well positioned to
face changes in industry
regulation

Capital strength provides
flexibility to grow the
franchise and deliver
attractive returns to
shareholders

PB = Private Banking  IB = Investment Banking  AM = Asset Management

Looking ahead

Third Quarter Results 2009

Slide 25

Appendix

Third Quarter Results 2009

Slide 26

Slide

Reconciliation from underlying to reported results

27 to 28

Collaboration revenues

29

Repositioned Investment Bank

30

Client market share momentum in the Investment Bank

31

Investment Banking market and margin trends

32 to 33

Commercial mortgage exposures detail

34

Loan portfolio characteristics

35 to 36

Reconciliation from reported to underlying results 3Q09

3Q09
reported

Note: numbers may not add to total due to rounding

CHF bn

2Q09
underlying

Impact from
tightening of
spreads on
own debt

Legal
provisions

1Q09
underlying

3Q09
underlying

Discrete
tax
benefit

Gain on
sale of
business

Underlying return on
equity of 23.0% in 9M09

Third Quarter Results 2009

Slide 27

Net revenues

8.9

0.1

–

–

–

9.0

9.8

8.9

Prov. for credit losses

(0.1)

–

–

–

–

(0.1)

(0.3)

(0.2)

Total oper. expenses

(6.2)

–

0.3

–

–

(5.9)

(6.4)

(6.3)

Pre-tax income

2.6

0.1

0.3

–

–

3.0

3.1

2.4

Income taxes

(0.4)

0.0

(0.1)

–

(0.2)

(0.7)

(0.6)

(0.8)

Income from discon-

tinued operations

0.2

–

–

(0.2)

–

0.0

0.0

Net income

2.4

0.1

0.2

(0.2)

(0.2)

2.3

2.5

1.5

Return on equity

25.1%

24.2%

27.4%

17.1%

Reconciliation from reported to underlying results 2Q09, 1Q09

Note: numbers may not add to total due to rounding

2Q09
reported

2Q09
under-
lying

Impact from
the tightening
of spreads on
own debt

Charges
related to
Huntsman
settlement

Discrete
tax
benefit

1Q09
under-
lying

1Q09
reported

Impact from
the widening
of spreads on
own debt

CHF bn

Third Quarter Results 2009

Slide 28

Net revenues

8.6

1.1

0.1

–

9.8

9.6

(0.7)

8.9

Prov. for credit losses

(0.3)

–

–

–

(0.3)

(0.2)

–

(0.2)

Total oper. expenses

(6.7)

–

0.3

–

(6.4)

(6.3)

–

(6.3)

Pre-tax income

1.6

1.1

0.5

–

3.1

3.1

(0.7)

2.4

Income taxes

(0.0)

(0.1)

(0.2)

(0.4)

(0.6)

(1.0)

0.2

(0.8)

Net income

1.6

1.0

0.3

(0.4)

2.5

2.0

(0.5)

1.5

Return on equity

17.5%

27.2%

22.6%

17.4%

Collaboration revenues

Collaboration revenues
remained resilient reflecting
the strength of the integrated
bank model

Total collaboration revenues
targeted to reach
CHF 10 bn in 2012

CHF bn

2006

2007

2008

4.9

5.9

5.2

9M09

3.6

Third Quarter Results 2009

Slide 29

Repositioned businesses

Exit businesses

Emerging Markets – maintain
leading business but with more
limited risk/credit provision

US Leveraged Finance –
maintain leading business
but focus on smaller/quicker to
market deals

Corporate Lending – improved
alignment of lending with
business and ability to hedge

Cash equities

Electronic trading

Prime services

Equity derivatives – focus on
flow and corporate trades

December 2008: Realignment of the Investment Bank

Equity Trading – focus on
quantitative and liquid
strategies

Convertibles – focus on
client flow

Highly structured derivatives

Illiquid principal trading

Equities

Fixed
Income

Advisory

Develop existing strong
market positions

Maintain competitive advantage
but reduce risk and volatility

Release capital and resources;
reduce volatility

Global Rates

Currencies (FX)

High Grade Credit / DCM

US RMBS secondary trading

Commodities trading (joint
venture)

Strategic advisory (M&A) and
capital markets origination

Mortgage origination and CDO

Non-US leveraged finance
trading

Non-US RMBS

Highly structured derivatives

Power & emission trading

Origination of slow to market,
capital-intensive financing
transactions

Key client businesses

Third Quarter Results 2009

Slide 30

#1 equity trading in US cash products (McLagan); #1 in
S&P 500 equity trading (Bloomberg)

#1 RMBS pass-through trading (Tradeweb)

Significant increase in convertibles underwriting market
share in the Americas in 3Q09, leading to an increase in
global market share (Dealogic)

#1 European convertible trading
(Greenwich Associates)

#1 LSE Order Book (LSE)

#1 FTSE 100, #1 Eurostoxx 600
(Markit MSA)

#2 in EMEA Investment Banking
wallet share (Dealogic)

Increase in EMEA market share in 3Q09,
leading to increase in Global ECM market
share (Dealogic)

#1 APAC M&A (Thomson)

Significant increase in convertibles
underwriting market share (Dealogic)

Emerging Markets Bond House of the Year (IFR)

#1 Latin America M&A market share (Thomson)

#1 Middle East and Africa Equity
underwriting wallet share (Dealogic)

Best M&A House in the Middle East
(Euromoney)

Client market share momentum across products and regions

Best bank in Switzerland
(Euromoney)

Best Emerging Markets
M&A House (Euromoney)

Third Quarter Results 2009

Slide 31

⇔	⇩	⇔	⇩
	⇔	⇩	⇔	⇩
	⇧	⇔	⇔	⇧
	⇔	⇔	⇩	⇩
	⇩	⇔	⇩	⇩
	⇧	⇔	⇩	⇔
	⇧	⇩	⇩	⇩
	⇔	⇔	⇔	⇔
	⇧	⇔	⇔	⇧
	⇔	⇔	⇔	⇔
	⇔	⇔	⇔	⇔

CREDIT SUISSE

Equity

Fixed
income

Invest-
ment
banking

Cash equities

Electronic trading

Prime services

Global rates

Foreign exchange

US RMBS trading

High grade trading

M&A

High yield underwriting

Equity underwriting

Product

Investment grade underwriting

Credit Suisse margin trends across selected products
in Investment Banking

3Q09 vs.
2Q09

2Q09 vs.
1Q09

1Q09 vs.
4Q08

Margin trends

9M09 vs.
4Q08

Third Quarter Results 2009

Slide 32

↑	↑	↔	↑
	↑	↑	↔	↑
	↑	↑	↔	↑
	↑	↑	↑	↑
	↑	↑	↑	↑
	↑	↔	↔	↑
	↔	↑	↔	↑
	↑	↓	↓	↓
	↑	↑	↓	↑
	↓	↓	↑	↓
	↓	↑	↑	↑

CREDIT SUISSE

Cash equities

Electronic trading

Prime services

Global rates

Foreign exchange

US RMBS trading

High grade trading

M&A

High yield underwriting

Equity underwriting

Product

Investment grade underwriting

Credit Suisse market share trends across selected products
in Investment Banking

3Q09 vs.
2Q09

2Q09 vs.
1Q09

1Q09 vs.
4Q08

Market share trends

9M09 vs.
4Q08

Third Quarter Results 2009

Slide 33

Equity

Fixed
income

Invest-
ment
banking

6.6

Commercial mortgage exposure reduction in Investment Banking

1) This price represents the average mark on loans and bonds combined

36

26

(90)%

19

15

13

9

3Q07

4Q07

1Q08

2Q08

3Q08

4Q08

1Q09

Commercial mortgages (CHF bn)

Exposure by region

3Q09 exposure reduction mainly due to
bulk sale of European portfolio

Average price of remaining positions
is 48% (from 56% in 2Q09)

Positions are fair valued;
no reclassifications to accrual book

Other

8%

Asia

18%

Germany

27%

US

23%

UK

3%

Other

Continental
Europe

29%

Office
32%

Retail

11%

Hotel

25%

Multi-
family

   24%

Exposure by loan type

2Q09

7

3.6

3Q09

Third Quarter Results 2009

Slide 34

1)

Investment Banking loan book

Developed market lending

Corporate loan portfolio 78% is investment grade, and is mostly
(87%) accounted for on a fair value basis

Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges

Loans are carried at an average mark of approx. 98% with
average mark of 93% in non-investment grade portfolio

Continuing good performance of individual credits: limited
specific provisions during the quarter

Unfunded
commitments

Loans

Hedges

CHF bn

Emerging market lending

Well diversified by name and evenly spread between EMEA,
Americas and Asia and approx. 50% accounted for
on a fair value basis

Emerging market loans are carried at an
average mark of approx. 92%

No significant provisions during the quarter

Note: Average mark data is net of fair value discounts and credit provisions

46

14

(19)

Loans

Hedges

CHF bn

15

(10)

Third Quarter Results 2009

Slide 35

Wealth Management Clients: CHF 125 bn

Securities-backed lending (CHF 31 bn) with conservative haircuts

Residential mortgages (CHF 88 bn) underwriting based on
conservative client income and loan-to-value requirements

Switzerland avoided real estate ‘bubble’ seen in other markets

Price falls discernible in peripheral and structurally weaker regions, not yet in attractive regions (e.g., Zurich, Lac Léman); stable outlook

Segment not expected to be significantly affected by economic downturn

Corporate & Institutional Clients: CHF 51 bn

Sound credit quality with relatively low concentrations

Over 70% collateralized by mortgages and securities

Counterparties are Swiss corporates incl. real-estate industry

Negative outlook for commercial property (office space/retail)

Corporate client segment will be most affected by an economic downturn, but no significant deterioration discernible yet

Impact highly dependent on the severity and length of downturn

Private Banking loan book

BB+ to BB 6%

BB- and below 2%

Portfolio ratings by
transaction rating

LTV = Loan to value

CHF 176 bn

Total loan book of CHF 176 bn; 85% collateralized and primarily on accrual accounting

BBB

29%

AAA to A

63%

Third Quarter Results 2009

Slide 36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: October 22, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse